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March 28, 2013

BY EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: David L. Orlic, Esq.

Re:	Ferro Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on March 19, 2013 by FrontFour Capital Group LLC, Quinpario Partners LLC et al.
File No. 001-00584

Dear Mr. Orlic:

We are furnishing this letter on a supplemental basis in connection with our conversations with you since the filing of Amendment No. 1 to the Preliminary Proxy Statement by FrontFour Capital Group LLC, Quinpario Partners LLC and the other members of The Shareholder Committee for the Future of Ferro (the “Committee”).  Unless otherwise indicated, the page references below are to the marked version of the attached copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.

1.
The disclosure has been revised to state that the Committee has not yet made a determination as to whether it will notify the Company that it desires cumulative voting in the election of directors at the Annual Meeting.  See page 25 of the Schedule 14A.

2.
The disclosure has been revised to discuss the basis on which the Committee will make its determination as to whether it will desire to cumulate votes or not to cumulate votes in the election of directors at the Annual Meeting.  See page 25 of the Schedule 14A.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 28, 2013

3.	The disclosure regarding the Company’s guidance has been revised in response to the Staff’s comment. See pages 10-11 of the Schedule 14A.

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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat